DREYFUS GNMA FUND, INC.

Statement of Investments
January 31, 2005 (Unaudited)

Bonds and Notes -	97.7%	Principal Amount($)	Value($)
U.S. Government Agencies/Mortgage-Backed	**84.6%**		
Government National Mortgage Association I:			
5%		110,375,000 a	111,099,060
5%, 7/15/2033-7/15/2034		4,248,817	4,284,330
5.5%, 2/15/2033-4/15/2034		138,606,291	142,517,550
5.5%, Ser. 2004-39, Cl. C, 12/20/2029		4,260,000	4,409,245
6%, 8/15/2026-9/15/2034		171,284,665	178,095,151
6%, Ser. 2002-52, Cl. AG, 9/20/2029		277,290	279,470
6.5%, 9/15/2008-6/15/2032		14,694,191	15,564,091
7%, 11/15/2022-12/15/2022		35,123	37,505
7.5%, 12/15/2006-5/15/2026		13,238,286	14,307,484
8%, 4/15/2008-12/15/2022		6,390,013	6,913,451
8.5%, 2/15/2006-12/15/2022		4,876,000	5,326,387
9%, 1/15/2019-12/15/2022		3,462,932	3,890,213
9.5%, 3/15/2018-11/15/2024		985,185	1,112,081
Construction Loans,			
6.75%, 3/15/2040		8,154,270	9,021,558
Project Loans:			
6.375%, 10/15/2033		2,718,458	2,848,988
6.6%, 9/15/2030		5,983,493	6,270,944
6.75%, 10/15/2033-12/15/2033		6,719,108	7,078,845
			513,056,353
Government National Mortgage Association II:			
3.375%, 2/20/2027-6/20/2032		11,538,313 b	11,652,287
3.5%, 7/20/2030-8/20/2032		19,884,494 b	20,046,765
3.75%, 9/20/2027		20,639 b	20,924
4.5%, 1/20/2034		1,545,501 b	1,561,879
5.5%		146,088,000 a	149,694,548
6%, 12/20/2028-1/20/2031		3,542,256	3,686,898
6.5%, 5/20/2031-6/20/2031		2,370,898	2,492,407
7%, 4/20/2024-4/20/2032		25,172,519	26,628,319
7.5%, 9/20/2030		398,554	426,078
9.5%, 9/20/2017-2/20/2025		219,741	246,699
			216,456,804
Federal Home Loan Mortgage Corp.:			
Stripped Securities, Interest Only Class:			
Ser. 1583, Cl. ID, 7%, 2/15/2023		148,254 c	2,384
Ser. 1882, Cl. PK, 7%, 8/15/2026		525,641 c	78,037
Ser. 2048, Cl. PJ, 7%, 4/15/2028		532,190 c	82,676
Ser. 2520, Cl. PI, 5.5%, 1/15/2026		3,641,483 c	119,206
Ser. 2630, Cl. IE, 5%, 12/15/2025		2,989,900 c	484,035
Ser. 2676, Cl. IB, 5%, 4/15/2017		4,281,600 c	228,009
Ser. 2676, Cl. ID, 5%, 1/15/2023		2,000,000 c	264,478
			1,258,825
Federal National Mortgage Association:			
6%, 8/1/2034-9/1/2034		11,081,537	11,445,882
Ser. 2003-49, Cl. JE, 3%, 4/25/2033		2,800,048	2,688,449
Ser. 2004-58, Cl. LJ, 5%, 7/25/2034		5,740,669	5,904,967
Stripped Securities, Interest Only Class:			
Ser. 1997-40, Cl. PI, 7%, 2/18/2027		2,245,828 c	112,202

Ser. 2002-76, Cl. PI, 5.5%, 12/25/2025		4,887,025 c	137,986
Ser. 2003-8, Cl. PI, 5.5%, 10/25/2021		4,808,238 c	287,417
Ser. 2003-70, Cl. IC, 5%, 8/25/2015		10,166,300 c	415,227
Whole Loan,			
Ser. 2001-W1, Cl. AF6, 6.402%, 7/25/2031		4,876,411	4,898,228
			25,890,358
Total U.S. Government Agencies/Mortgage-Backed			**756,662,340**
Asset-Backed Ctfs./Commercial	.4%		
Long Beach Asset Holdings,			
Ser. 2004-6, Cl. N1, 4.5%, 2034		3,932,818 d	**3,933,997**
Asset-Backed Ctfs./Home Equity	2.2%		
Conseco Finance,			
Ser. 2001-D, Cl. A4, 5.53%, 2032		874,939	891,416
Equivantage Home Equity Loan Trust,			
Ser. 1997-1, Cl. A4, 7.775%, 2028		2,063,818	2,061,601
GE Capital Mortgage Services,			
Ser. 1999-HE1, Cl. A7, 6.265%, 2029		6,730,641	6,900,926
Saxon Asset Securities Trust,			
Ser. 2004-2, Cl. AF2, 4.15%, 2035		9,329,000	9,327,464
Total Asset-Backed Ctfs./Home Equity			**19,181,407**
Commercial Mortgage Pass-Through Ctfs.-	.4%		
CS First Boston Mortgage Securities,			
Ser. 1998-C1, Cl. A1A, 6.26%, 2040		3,784,193	**3,834,455**
Residential Mortgage Pass-Through Ctfs.-	6.0%		
Countrywide Alternative Loan Trust,			
Ser. 2004-7T1, Cl. A1, 5.75%, 2034		18,187,870	18,495,601
Countrywide Home Loans,			
Ser. 2002-35, Cl. 1A5, 5%, 2018		1,960,684	1,966,553
First Horizon Alternative Mortgage Securities,			
Ser. 2004-FA1, Cl. 1A1, 6.25%, 2034		11,684,965	12,077,855
GSR Mortgage Loan Trust,			
Ser. 2004-12, Cl. 2A2, 3.554%, 2034		15,417,964 b	15,283,056
Ocwen Residential MBS,			
Ser. 1998-R1, Cl. B1, 7%, 2040		5,191,724 d	5,419,419
Total Residential Mortgage Pass-Through Ctfs.-			**53,242,484**
U.S. Government -	4.1%		
U.S. Treasury Notes:			
2.875%,11/30/2006		5,766,000 e	5,730,418
3%,11/15/2007		9,356,000	9,260,195
3.5%, 8/15/2009		16,872,000 e	16,775,661
4%, 6/15/2009		5,228,000 f	5,307,413
			37,073,687
Total Bonds and Notes			
(cost $ 870,761,366)			**873,928,370**
Other Investments-	9.4%	Shares	Value ($)
Registered Investment Company,			
Dreyfus Institutional Preferred Plus Money Market Fund			
(cost $ 84,198,000)		84,198,000 g	**84,198,000**
Investment of Cash Collateral for			

Securities Loaned	.8%		
Registered Investment Company,			
Dreyfus Institutional Cash Advantage Fund			
(cost $ 6,897,863)		6,897,863 g	**6,897,863**
Total Investments (cost $ 961,857,229)		**107.9%**	**965,024,233**
Liabilities, Less Cash and Receivables		**-7.9%**	**(70,478,567)**
Net Assets		**100.0%**	**894,545,666**

a   *Purchased on a forward commitment basis.*
b   *Variable rate security-interest rate subject to periodic change.*
c   *Notional face amount shown.*
d   *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold*
    in transactions exempt from registration, normally to qualified institutional buyers. These securities have been deemed liquid
    by the Board of Directors. At January 31, 2005, these securities amounted to $ 9,353,416 or 1.0% of net assets.
e   *All or a portion of these securities are on loan. At January 31, 2005, the total market value of the fund's securities on loan*
    is $ 6,724,708 and the total market value of the collateral held by the fund is $ 6,897,863.
f   *Partially held by a broker as collateral for open financial futures positions.*
g   *Investments in affiliated money market mutual funds.*

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the
annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.